UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Embraer and Republic Airways Holdings Sign a Contract for 50 Firm E175 Jets

São José dos Campos, Brazil, September 17, 2014 – Embraer S.A. and Republic Airways Holdings Inc., operator of the largest E-Jets fleet in the world, announced a contract today for the sale and purchase of 50 firm E175 jets. The value of the firm order, which will be included in Embraer’s 2014 third-quarter backlog, is estimated at USD 2.1 billion, based on 2014 list prices. The aircraft will be operated for United Airlines under the United Express brand. Deliveries are scheduled to begin in the third quarter of 2015 and extend until 2017.

This contract is in addition to the order signed by Embraer and Republic in January 2013 for 47 firm and 47 option E175s – 34 of which have already been delivered. In addition to the new order, Republic maintains 32 options for E175s.

“We have long and successful relationships established with both Republic and United. This new contract further strengthens these important bonds,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “As the worldwide leader in the 70 to 130-seat jet segment, Embraer has shown the capability of fulfilling the needs of airlines in the demanding and challenging U.S. regional market, providing the best aircraft in the segment, with outstanding economics and the most comfortable passenger cabin.”

This transaction is in connection with the transfer of Q400 turboprop airplanes currently operated by Republic Airlines to UK's carrier Flybe Limited. Concurrently, Flybe and Embraer have agreed to reduce by 20 the outstanding order for 24 E175's the airline has on order backlog. Therefore, the net increase to Embraer's backlog in the 3rd quarter will be 30 E175 jets.

“Embraer has a long history of working with us to meet our partners’ needs,” said Bryan Bedford, President, Chairman and CEO of Republic. “We look forward to working with Embraer, United and Flybe to complete this fleet transition.”

Republic Airways was one of the first U.S. carriers to fly Embraer E-Jets, operating its first E170 in 2004. With this new order, the Republic Airways E-Jet fleet will consist of 72 E170s and 151 E175s for a total of 223 E-Jets. Republic Airways is also a long-time customer of the ERJ 145 regional jet family with 41 flying as Delta Connection aircraft.

About Republic Airways Holdings Inc.

Republic Airways Holdings Inc., based in Indianapolis, Indiana, is an airline holding company that owns Chautauqua Airlines, Republic Airlines and Shuttle America, collectively called “the airlines.” The airlines operate a combined fleet of nearly 250 aircraft and offer scheduled passenger service on about 1,300 flights daily to about 110 cities in the U.S., Canada and the Caribbean through fixed-fee flights operated under our major airline partner brands, including American Eagle, Delta Connection, United Express and US Airways Express. The airlines currently employ about 6,500 aviation professionals. For more information about Republic Airways, please visit our website at www.rjet.com.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer